SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · 2h

From @cantorfitzgerld analyst Ramsey El-Assal this am re $BETR

Better Home & Finance Holding Co
BETR **$12.01** +7.33%



CANTOR

October 2, 2026

FINTECH & DIGITAL ASSETS

Better Home & Finance Holding Company

(BETR - $11.19, Overweight, Target: $16.00)

The Founder Strikes Back; Upgrading to OW

Raising Rating

INVESTMENT SUMMARY:

Leadership clarity strengthens the investment case. BETR has been engaged in an intense contest with former CEO and founder Vishal Garg to determine whether Mr. Garg's recent termination would be unwound or reconfirmed (see Governance Dispute Coming to a Head, 9/3/26). On 9/30, the Garg Group announced that it had secured written consents representing over 51% of BETR's voting shares, positioning Mr. Garg to return to an operating role (pending validation by a Third-Party Election Inspector and BETR's formal acceptance of the consents). As discussed in our recent downgrade, while concerns around Mr. Garg's management style remain, we continue to believe he represents a critical nexus of BETR's strategic vision, key business relationships, and sales execution. Given the stock fell ~37% the day after the announcement (August 4) and has subsequently fallen further (down ~60% since August 4, vs. the S&P 500 up ~1% over the same time period), the price action suggests that investors also viewed Mr. Garg's departure as a material risk to the company. In this context, we believe Mr. Garg's prospective return and the associated leadership changes (see below) could restore greater strategic continuity and begin to alleviate the governance uncertainty that informed our prior downgrade. Accordingly, we upgrade BETR to OW (from N), while recognizing that formal acceptance of the consents and an orderly transition remain outstanding.

4 · 2 · 27 · 1.3K



Andrew Wyatt @andrewrwyatt · 6h

Can't wait until @vishal_better is back and I hope you don't get that $750K, you don't deserve it

1 · 101



Vishal Garg @vishal_better · 5h

@danielsethlewis forcibly overruled the CFO and paid it out to himself. Jammed it through payroll with the help of an "esteemed" board member who commanded the CFO to make the payment, in contravention with Better's own corporate charter and compensation guidelines. I found out

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Better

Better Home & Finance Holding Co

BETR **$11.79** +5.36%



134

Nexus @GMN_watch · 14h

$BETR short interest stats are INSANE!

Better Home & Finance Holding Co
BETR **$11.79** +5.36%

Basic Stats

Short Interest	3,343,709 Shares - source: NASDAQ
Short Interest Ratio	8.66 Days to Cover
Short Interest % Float	43.25 % - source: NASDAQ (Short Interest), Capital IQ (float)
Off-Exchange Short Volume	72,475 Shares - source: FINRA (inc. Dark Pool volume)
Off-Exchange Short Volume Ratio	70.54 % - source: FINRA (inc. Dark Pool volume)

5 · 10 · 1.9K

Vishal Garg @vishal_better · 4h

Shorts are long @danielsethlewis and his path to zero. We will get him out. Maybe he's being paid by the shorts to prolong this. Let's see what happens when he's finally booted out.

Company trades at 1x revenue. Cash + sale of bank exceeds corporate debt. Best AI platform in

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5 · 2 · 20 · 1.1K

Adrien @AdriBorLyon · 8h

Did you provide the certified votes?

2 · 188

Vishal Garg @vishal_better · 6h

yes

2 · 142